UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
--------------
Amendment No. 1
to
SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.1 )

LAWSON PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

520776 10 5

(CUSIP Number)

Ronald B. Port, M.D.
Lawson Products, Inc.
1666 East Touhy Avenue
Des Plaines, Illinois 60018
Tel. No.: (847) 827-9666

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D
CUSIP No.  520776 10 5

1    NAME OF REPORTING PERSON
Ronald B. Port, M.D.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                                                                                (a)  [   ]
                                                                                                                                                       (b)  [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS                                                                                                                                                      PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                                                                                                                           [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

7    SOLE VOTING POWER
NUMBER OF SHARES                                                          4,448,806
BENEFICIALLY                                                      _______________________________________________
OWNED BY EACH                                             8    SHARED VOTING POWER
REPORTING PERSON                                                          0*
WITH                                                           _______________________________________________
9    SOLE DISPOSITIVE POWER
                                                                    722,478
_______________________________________________
                                                             10   SHARED DISPOSITIVE POWER
                                                                    0*

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,448,806

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                                                                                                                 [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.1% based on 8,534,028 shares of Common Stock outstanding as of January 31, 2011

14   TYPE OF REPORTING PERSON
IN

* 3,726,328 of these shares will be voted pursuant to a Proxy described in Item 4 below.

SCHEDULE 13D

           This Amendment No. 1 to Schedule 13D (the “Amendment”) is filed by Ronald B. Port, M.D.  Dr. Port has previously filed a Schedule 13D on March 25, 2009 (the “Original Filing”).

Item 1.  Security and Issuer

This statement relates to the Common Stock, par value $1.00 per share (the “Common Stock”), of Lawson Products, Inc., a Delaware corporation (the “Company”), having its principal  executive offices at 1666 East Touhy Road, Des Plaines, Illinois 60018.

Item 2.  Identity and Background

(a) Name of the Reporting Person: Ronald B. Port, M.D.

(b) 1666 East Touhy Avenue, Des Plaines, Illinois 60018 is the business address for the  reporting person.

(c) Dr. Port is a retired physician and has been a director of the Issuer since 1984.

(d), (e) During the last five years the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such reporting person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The reporting person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following text:

On March 10, 2011, Ronald Port entered into the Settlement Agreement described in Item 4 below.

Item 4.  Purpose of Transaction

On March 10, 2011, the following parties (the “parties”) entered into a Settlement Agreement (the “Settlement Agreement”) with respect to the litigation brought by Roberta Port Washlow against Dr. Port in the Court of Chancery of the State of Delaware: (i) Dr. Port and Ms. Washlow, each acting individually, as general partners of Port, Washlow & Errant, L.P., a Delaware limited partnership and Port Investments, L.P., a Delaware limited partnership (collectively, the “Partnerships”), as co-executors of the estate of Sidney L. Port and as co-trustees of various trusts holding Common Stock on behalf of various members of the decendents of Sidney L. Port, which includes the Sidney L. Port Trust Dated July 22, 1970, as restated August 28, 2006 (the “1970 Trust”), (ii) James S. Errant, acting individually and as trustee of various trusts holding Common Stock on behalf of himself and the descendants of Sandra Errant, Samantha E. Borstein and Jenna E. Walsh  (collectively, the “Errant Family”), and (iii) H.

George Mann, as a co-executor of the estate of Sidney Port and as trustee or co-trustee of various trusts holding Common Stock on behalf of the Port family, including the 1970 Trust.

Under the terms of the Settlement Agreement, at the closing of the Settlement Agreement, which is expected to occur on March 17, 2011 (the “Closing”):

(i)  The parties agreed to restructure the four promissory notes under which the 1970 Trust, which was created by the father of Dr. Port and Ms. Washlow, owed money to four trusts formed for the benefit of the family of Ms. Washlow, the family of Dr. Port, and the daughters of Sandra Errant (Ms. Borstein and Ms. Walsh) (the “Family Trusts”), and in connection with the restructuring, the four Family Trusts will release 270,000 shares of Common Stock owned by the 1970 Trust (and the proceeds of any prior sales of such shares) that the four Family Trusts hold as collateral for the obligations under the promissory notes.

(ii) The 1970 Trust will satisfy it’s administration expenses and then distribute the assets of the 1970 Trust to the beneficiaries of the 1970 Trust which aggregate to approximately $3,460,000.  To the extent it is able to do so, the 1970 Trust will distribute its Common Stock to satisfy its obligations to the beneficiaries of the 1970 Trust.  If the 1970 Trust does not have sufficient cash to pay its administration expenses and/or cannot satisfy it’s obligations to the beneficiaries with Common Stock, then the 1970 Trust will, as soon as practicable, sell Common Stock to generate the liquidity needed to satisfy these obligations.  The trustees of the 1970 Trust have agreed to use reasonable best efforts to accomplish the complete and full administration of the 1970 Trust by December 31, 2011.

(iii)  The 1970 Trust will distribute to Dr. Port, Ms. Washlow, Ms. Borstein and Ms. Walsh, each  residuary beneficiaries of the 1970 Trust, all of the Common Stock securing the promissory notes payable to the four Family Trusts, so that they receive 291,667, 291,667, 145,833 and 145,833 shares of Common Stock, respectively.  In connection with this distribution, each of Dr. Port, Ms. Washlow, Ms. Borstein and Ms. Walsh will assume the obligations of the 1970 Trust under the promissory note payable to Family Trust that is for the benefit of his or her family line.

(iv)  Each of Dr. Port, Ms. Washlow, Ms. Borstein and Ms. Walsh agree to contribute to the 1970 Trust, on a pro rata basis, any amounts needed by the 1970 Trust to satisfy the obligations of the 1970 Trust, provided that the contribution may be satisfied with Common Stock and is limited to the number of shares of Common Stock distributed by the 1970 Trust to such party as a residuary beneficiary.

(v)  Dr. Port and Ms. Washlow, as trustees of the Port Family Voting Trust Agreement dated October 11, 2006, as supplemented (the Port Family Voting Trust”), will terminate the Port Family Voting Trust and distribute the Common Stock held in the Port Family Voting Trust so that Family Trusts for the families of Dr. Port and Ms. Washlow will each receive 80,000 shares and the Family Trusts for the families of Ms. Borstein and Ms. Walsh will each receive 40,000 shares of Common Stock.

(vi)  The Partnerships will be dissolved and their assets will be distributed so that (a) Dr. Port will received 403,830 shares directly and trusts for his family’s benefit will receive 605,001 shares of Common Stock and Dr. Port will pledge 691,667 shares as collateral for the promissory note obligations assumed by Dr. Port, (b) Ms. Washlow and/or trusts for her family’s benefit will receive 1,008,830 shares of Common Stock and Ms. Washlow will pledge 691,667 shares as collateral for the promissory note obligations assumed by Ms. Washlow, and (c) the Errant Family and trusts for the Errant Family’s benefit will receive 993,775 shares of Common Stock and the Errant Family and related trusts will pledge 691,666 shares as collateral for the promissory note obligations assumed by certain members of the Errant Family.

(vii)  H. George Mann will resign as trustee for the four Family Trusts and other trusts for the benefit of various Port family members, but will remain as a co-trustee of the 1970 Trust.

(viii)  Dr. Port will receive a proxy to vote all of the shares of Common Stock held by the parties to the Settlement Agreement until June 11, 2012; provided, that, the proxy will terminate earlier upon a transfer of Common Stock to a third party not affiliated with, or formed for the benefit of, a Port family member or upon the death or incapacitation of Dr. Port.

As mentioned above, under the terms of the Settlement Agreement, the 1970 Trust plans to sell Common Stock held by the 1970 Trust to satisfy certain bequests made by Sidney Port.  These sales may be made in the open market or in private transactions.

After the Closing of the Settlement Agreement, Dr. Port may consider a sale or other disposition of some or all of the shares of Common Stock over which he has joint or sole dispositive power.  Whether and when Dr. Port sells or disposes of some or all of the shares of Common Stock over which he has sole dispositive power depends on general economic, market and business conditions, whether a business combination involving the Company appears likely and other factors.

Dr. Port may also consider the disposition of other shares of Common Stock over which he has shared voting or dispositive power, through a sale of some or all of such shares, a business combination involving the Company or otherwise.

Except as described above, Dr. Port does not have any other current plans or proposals which relate to or would result in his acquisition or disposition of Common Stock or any other events described in Item 4(a) through (j) of Schedule 13D.  He may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

(a) and (b)                      Prior to the Closing of the Settlement Agreement, (i)  3,011,436 shares of Common Stock, representing approximately 35.3% of the outstanding Common Stock of the Company, are owned by the Partnerships in which Dr. Port and Ms. Washlow, trusts for the benefit of Dr. Port, Ms. Washlow and the Errant Family, and trusts for the benefit of individuals related to Dr. Port, Ms. Washlow and the Errant Family by blood or marriage, are the partners. Dr. Port and Ms. Washlow are the Managing General Partners of these partnerships and as such, have voting and investment power over the shares held by the partnerships; (ii) 722,478 shares are held directly by Dr. Port (including 4,803 shares held by his wife), representing approximately 8.5% of the outstanding shares of Common Stock; (iii)  Dr. Port and Ms.

Washlow, as trustees of the Port Family Voting Trust, share voting power over 240,000 shares of Common Stock, representing approximately 2.8% of the outstanding Common Stock of the Company. The power to dispose of these shares did not pass to Dr. Port and Ms. Washlow in connection with the Voting Trust Agreement; rather, upon termination of the Port Family Voting Trust, the Trustees will transfer the shares of stock deposited in the Port Family Voting Trust to the holders of the voting trust certificates upon surrender of such voting trust certificates; and (iv)  1,129,147 shares of Common Stock, representing approximately 13.2% of the outstanding Common Stock of the Company, are owned by the 1970 Trust created by the father of Dr. Port and Ms. Washlow, of which Dr. Port, Ms. Washlow and an individual unrelated by blood or marriage to Dr. Port and Ms. Washlow are the co-trustees. Any action with respect to these shares requires the approval of a majority of the trustees of the 1970 Trust. As a result, Dr. Port does not beneficially own any of the shares held by the 1970 Trust although he has a pecuniary interest in the shares of Common Stock as a residuary beneficiary of the 1970 Trust.

Dr. Port hereby disclaims beneficial ownership in shares of Common Stock in which he does not have economic benefit.

Immediately after the Closing of the Settlement Agreement, which is expected to occur on March 17, 2011, Dr. Port will have the power to vote a total of 4,448,806 shares of Common Stock, representing approximately 52.1% of the outstanding Common Stock of the Company.  Of these shares, Dr. Port will own 722,478 shares directly (which includes 4,803 shares held by Dr. Port’s wife) and will receive a Proxy to vote 3,726,328 shares.  Dr. Port will not have the power to dispose or to direct the disposition, for which he holds a Proxy.  The shares for which Dr. Port will hold a Proxy consist of the following:   (i) 1,431,871 shares held in trusts formed for the benefit of the families of Ms. Washlow, Ms. Borstein and Ms. Walsh, including the 1970 Trust, (ii) 695,497 shares held by Ms. Washlow directly, (iii) 184,960 shares held by Ms. Borstein directly, (iv) 184,960 shares held by Ms. Walsh directly, (v) 532,355 shares held in trusts for which James Errant is a trustee and (vi) 685,001 shares held in trust for the benefit of Dr. Port’s family.   Mr. Errant is a director of the Company.  If these parties transfer any of their shares to a third party who is not affiliated with or formed for the benefit of a Port family member, then Dr. Port’s Proxy with respect to those transferred shares will immediately terminate.  Dr. Port hereby disclaims beneficial ownership in shares of Common Stock described above in which he does not have economic benefit.

Reference is made to the cover page of this Schedule 13D for additional information on Dr. Port’s Common Stock ownership.

(c)           Except as set forth in Item 4 above, Dr. Port has not engaged in any transaction during the past 60 days in any Common Stock.

                (d)           not applicable.

(e)            not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 10, 2011, Dr. Port entered into the Settlement Agreement described in Item 4 above.

Item 7.  Materials to be Filed as Exhibits.

Exhibit No. 1.                                Voting Trust Agreement dated October 11, 2006.  (Incorporated by reference to Exhibit 1 to Amendment No. 2 to Schedule 13D filed by Dr. Ronald B. Port, M.D. and Roberta Port Washlow with the Securities and Exchange Commission on October 11, 2006).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March  15, 2011

/s/ Ronald B. Port
Ronald B. Port, M.D.